CONTACT:  Kenneth C. Budde
Stewart Enterprises, Inc.
110 Veterans Memorial Boulevard
Metairie, Louisiana    70005
504/837-5880


                           FOR IMMEDIATE RELEASE

         STEWART ENTERPRISES, INC. ADOPTS SHAREHOLDER RIGHTS PLAN

Metairie, Louisiana, November 3, 1999. . . Stewart Enterprises, Inc. (Nasdaq NMS: STEI) today announced that its Board of Directors has adopted a rights plan intended to protect shareholder interests in the event the Company becomes the subject of a takeover initiative that the Company's Board of Directors believes could deny the Company's shareholders the full value of their investment. This plan does not prohibit the Board from considering any offer that it considers advantageous to its shareholders. The Company has no knowledge that anyone is considering a takeover.

The rights will be issued to each common shareholder of record on October 28, 1999, and they will be exercisable only if a person acquires, or announces a tender offer that would result in ownership of, 15 percent or more of the Company's outstanding Class A and Class B Common Stock. The initial exercise price will be $24.00 per right. The rights will expire on October 28, 2009, unless redeemed or exchanged at an earlier date. A summary of the rights plan will be mailed to shareholders of record along with the Company's annual report and proxy statement in the near future.

The rights initially will trade with shares of the Company's Common Stock and will have no impact on the way in which the Company's shares are traded. There are no separate certificates or market for the rights.

Founded in 1910, Stewart Enterprises, Inc. is the third largest provider of products and services in the death care industry in North America, currently owning and operating 635 funeral homes and 157 cemeteries in North America, South America, Europe and the Pacific Rim.